SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                             Star Gas Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    85512C105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 10, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP No. 85512C105                                    Page 2 of 7 Pages
---------------------------                            -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                   I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        3,653,842
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,653,842
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,653,842
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                            -------------------------
CUSIP No. 85512C105                                    Page 3 of 7 Pages
---------------------------                            -------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb                                   I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        3,653,842
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,653,842
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,653,842
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

            [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 amends the Schedule 13D filed on February 14, 2005 (together with Amendment No. 1 thereto previously filed on April 6, 2005, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the common units (the "Common Units") of Star Gas Partners, L.P., a Delaware limited partnership (the "Partnership"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Units to which this Amendment No. 2 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Units by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Units.


Item 2.  Identity and Background.

         Items 2(a) through 2(c) of the Schedule 13D are hereby amended by deleting the entirety of the text and replacing it with the following, respectively:

         (a) This statement is filed by the Reporting Persons. Mr. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

         (b) The address of the principal business and principal office of the Reporting Persons is 390 Park Avenue, New York, NY 10022.

         (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company.


Item 3.   Source and Amount of Funds or Other
          Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following thereto:

         The Funds expended an aggregate of $15,292,779 of their own investment capital to acquire the 3,653,842 Common Units held by them. The Common Units were acquired in open market purchases, and through the exercise of rights in a rights offering to common unitholders and the exchange of existing notes in a tender offer to existing noteholders, both as part of a recent recapitalization of the Partnership.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

          (a) As of the date of this Amendment, the Management Company beneficially owns 3,653,842 Common Units. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. Such Common Units represent 4.8% of the total 75,774,336 Common Units outstanding as of May 2, 2006, as as reflected in the Partnership's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

          (b) The Reporting Persons share voting and dispositive power over the 3,653,842 Common Units held by the Funds.

          (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Units during the past 60 days.

          Other than Common Units acquired through the exercise of rights in the rights offering and the exchange of existing notes in the tender offer as described above, all transactions in Common Units set forth in Schedule A were effected in the open market on the New York Stock Exchange.

          Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Common Units effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

          (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

          (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the total outstanding Common Units as of May 10, 2006.


             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   Schedule A
                                   ----------
                   (Transactions by the Funds in Common Units
                            during the past 60 days)



Rights Exercised by the Funds
-----------------------------


       Date      Transaction         Rights       Price Per     Common Units
       ----      -----------         ------       ---------     ------------
                                    Exercised     Common Unit      Received
                                    ---------     -----------      --------

    4/19/06        Exercise         1,285,414        $2.00        1,285,414




Principal Amount of Notes Tendered by the Funds
-----------------------------------------------


  Date   Transaction   Principal   Unit Dollars Per    Conversion     Common
  ----   -----------   ---------   ----------------    ----------     ------
                       Amount      $1,000 Principal     Price Per      Units
                       ------      ----------------     ---------      -----
                       Exchanged       Amount          Common Unit    Received
                       ---------       ------          -----------    --------

4/27/06   Tender      $13,000,000    $150.9434            $2.00        981,128




Open Market Transactions on the New York Stock Exchange
-------------------------------------------------------


         Date        Transaction           Shares           Price Per Share($)
         ----        -----------           ------           ------------------

        5/9/06          SELL              (12,700)                2.8500
        5/10/06         SELL             (700,000)                2.7500

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2006


                                        THIRD POINT LLC



                                        By: /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Chief Executive Officer



                                        /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Daniel S. Loeb




               [SIGNATURE PAGE TO AMENDMENT No. 2 TO SCHEDULE 13D
                    WITH RESPECT TO STAR GAS PARTNERS, L.P.]